UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

SUBMISSION OF MATTER TO A VOTE OF SECURITY HOLDERS
SIGNATURES

SUBMISSION OF MATTER TO A VOTE OF SECURITY HOLDERS

Infosys Limited (“Infosys” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the following information concerning the matter voted upon at the Extraordinary General Meeting, or EGM, of the Company held on August 3, 2013.

The following is a brief description of the matter voted upon at the EGM of the Company along with votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, as to the matter.

The information contained in this Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

The matter to be voted upon was notified to the shareholders on record and, through the Depositary, to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a record date determined by the Depositary. 378 shareholders representing in aggregate 88,988,679 equity shares including 2 representatives of the Depositary to carry out the instructions of the holders of ADSs representing 45,028,962 equity shares attended the EGM in person, and 614 shareholders representing in aggregate 264,920,120 equity shares attended the EGM through a proxy.

The shareholders of the Company at the Annual General Meeting held on June 15, 2013 appointed Mr. N.R. Narayana Murthy as a director of the Company, liable to retire by rotation. Subsequently, the Board confirmed the appointment of Mr. Murthy as a Whole-time director of the Company for a period of five years, subject to the approval of shareholders at an EGM. At the Company’s EGM, Mr. Murthy’s appointment as Whole-time director of the Company was approved by the shareholders by way of special resolution.

Brief Description of the matter put to vote		Votes for (1)(2)(3)	Votes against / withheld (1)(2)(4)	Abstentions / Broker Non-votes
1.	To appoint Mr. N. R. Narayana Murthy as Whole-time Director with effect from June 1, 2013	376	2	Nil

(1)
Under the Indian Companies Act, 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid-up capital of at least 50,000. Under our Articles of Association, members present by proxy are entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such proxy shall have a vote on the show of hands as if he were a member.

(2)
Under the Indian Companies Act, 1956, and as per our Articles of Association, on a show of hands every member present in person shall have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his or her share of our paid-up capital.

(3)	The number of members who are shown to have voted for the resolutions includes 1 representative of the Depositary, with instructions to vote as such, on behalf of the holders of ADSs.
(4)	The number of members who are shown to have voted against the resolution includes 1 representative of the Depositary, with instructions to vote as such, on behalf of the holders of the ADSs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: August 5, 2013	S. D. Shibulal Chief Executive Officer